UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42293

PTL Limited

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On April 9, 2025, PTL Limited (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 23,800,000 Ordinary Shares with no par value (the “Ordinary Shares”) at the price of $0.30 per Ordinary Share for an aggregate gross proceeds of $7,140,000. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on April 11, 2025.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-286108, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2025. The Form F-1 was declared effective on March 31, 2025. The final prospectus was filed on April 10, 2025.

Revere Securities, LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated April 9, 2025, by and between the Company and the Placement Agent (the “Placement Agency Agreement”). The Company agreed to pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds raised in the Offering. The Company also agreed to (i) reimburse the Placement Agent up to $100,000 for its actual and accountable out-of-pocket expenses related to the Offering; and (ii) provide a non-accountable expense allowance equal to 1% of the gross proceeds raised in the Offering payable to the Placement Agent. The Company also agrees to grant the Placement Agent a right of first refusal, for a period of twelve (12) months from the closing of the Offering to act as sole managing underwriter and dealer manager, book runner or sole placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such 12-month period of the Company. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering primarily for vessel acquisition, working capital purpose, and general corporate purposes.

The foregoing description of the Placement Agency Agreement and the Securities Purchase Agreements is qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreements, which are attached hereto as Exhibits 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

On April 9, 2025, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On April 11, 2025, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

Date: April 11, 2025	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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